SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Release  |  Lisbon  |  29 May 2009

Approval of corporate restructuring of Vivo

Portugal Telecom, SGPS S.A. hereby informs, following the information disclosed to the market on 23 March 2009, that Vivo Participações S.A. (“Vivo”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) announced the approval, by their respective Boards of Directors, of the terms and conditions for the corporate restructuring that is intended to incorporate the shares of TC in TCP and the shares of TCP in Vivo, thus converting TC into a fully owned subsidiary of TCP and TCP into a fully owned subsidiary of Vivo.

Subject to shareholder approval of the incorporation of TC shares by TCP, the share capital of TCP will be increased in the amount of R$461,368,861.48, to R$1,084,719,438.71, as a result of the issuance of 17.40 preferred or ordinary shares of TCP for each preferred or ordinary share, respectively, of TC. Additionally, subject to shareholder approval of the incorporation of TCP shares by Vivo, the share capital of Vivo will be increased in the amount of R$1,879,727,592.70, to R$8,780,150,322.86, as a result of the issuance of 1.37 preferred or ordinary shares of Vivo for each preferred or ordinary share, respectively, of TCP.

This corporate restructuring aims to simplify the current organisational structure of Vivo and its subsidiaries, reducing the number of companies listed in the Bolsa Valores de São Paulo (“BOVESPA”) and in the New York Stock Exchange (“NYSE”), thus reducing the costs associated with their market listing. This restructuring should also translate into a higher liquidity of the shares of Vivo, the company that will remain listed, thus benefiting all shareholders of TCP, TC and Vivo, and in a higher integration and rationalisation of the management of the respective companies.

For further information refer to the public announcements made by Vivo, TCP and TC at http://www.vivo.com.br/ri.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.